

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Gerald Proehl
Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

   Re: Dermata Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed November 15, 2022
     File No. 333-268383

Dear Gerald Proehl:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Daniel Porco, Esq.